UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
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SPECIALIZED DISCLOSURE REPORT
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Carnival Corporation Ltd.
(Exact name of registrant as specified in its charter)

Bermuda
(State or other jurisdiction of incorporation)

001-9610
(Commission File Number)

3655 N.W. 87th Avenue Miami, Florida 33178-2428
(Address of principal executive offices) (Zip Code)

Enrique Miguez
Tel 305-599-2600 Ext. 18029
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________.

Section 1—Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
This is the Form SD of Carnival Corporation Ltd. (the “Company”) for the calendar year 2025. Certain terms in this report are defined in Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).
Conflict Minerals Disclosure
The Company has adopted a conflict minerals statement, which has been communicated internally to relevant personnel and is available at https://www.carnivalcorp.com/governance/business-conduct-ethics.
In accordance with Rule 13p-1, the Company undertook inquiries to determine whether there was reason to believe that any “conflict minerals” that are necessary to the functionality or production of its products originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (together with the DRC, the “Covered Countries”). Conflict minerals are defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act as columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted) or their derivatives.
Description of process followed including Reasonable Country of Origin Inquiry (“RCOI”)
The Company implemented a process that is intended to ensure compliance with Rule 13p-1. The Company has undertaken to review products that it contracts to manufacture in order to identify any that contain conflict minerals. The outcome of this review was that gold (which is a conflict mineral) was detected in certain jewelry items it contracted to manufacture in 2025, which are sold onboard ships and online. The gold suppliers provided certifications that confirmed that none of their gold products contain conflict minerals that come from the Covered Countries.
Based on its RCOI, the Company has no reason to believe its necessary conflict minerals may have originated in the Covered Countries for products manufactured in the calendar year 2025.
Section 2—Exhibits
Item 2.01 Exhibits
Based on the above no Conflict Minerals Report is required.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Carnival Corporation Ltd.
By:	/s/ Enrique Miguez
Name:	Enrique Miguez
Title:	General Counsel
Date:	May 29, 2026